United States securities and exchange commission logo





                              December 28, 2021

       John Noble Harris
       Chief Executive Officer
       Blackstar Enterprise Group, Inc.
       4450 Arapahoe Ave., Suite 100
       Boulder, CO 80303

                                                        Re: Blackstar
Enterprise Group, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 22,
2021
                                                            File No. 333-257978

       Dear Mr. Harris:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 13, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Risk Factors Related To Our Business, page 8

   1.                                                   Referencing your
responses to prior comments 4 and 5 and your disclosures on pages 31-
                                                        33, please add a risk
factor discussing the risks related to operating your Digital Trading
                                                        Platform and partnering
with or purchasing a broker dealer or an alternative trading system. Please also
revise to include risk factor disclosure regarding the digital shares.
 John Noble Harris
FirstName  LastNameJohn
Blackstar Enterprise Group,Noble
                            Inc. Harris
Comapany28,
December   NameBlackstar
               2021        Enterprise Group, Inc.
December
Page 2     28, 2021 Page 2
FirstName LastName
Item 9. Description of Securities
Digital Shares, page 25

2. Referencing your response to prior comment 1 and the new disclosures to further describe the digital shares, please revise to:
             clarify the statement that "the share underlying the convertible notes will likely be in book-entry form" to explain why the form of the securities is uncertain or advise; and
             elaborate on any plans to engage a custodian for the BlackStar digital trading platform, describing in further detail the security and custodial protections to be provided to digital equity holders and addressing how or if these differ from the services provided by a traditional custodian (e.g., the settlement, safekeeping and
              reporting of customers    assets).
3. Referencing your response to prior comment 2 and the new disclosures on plans to issue
         Digital Shares and BlackStar Digital Equity in lieu of the current form of your common shares, please clarify whether BlackStar Digital Equity will be uncertificated and what
         differentiates    BlackStar Digital Equity    and    Digital Shares
from electronic shares
         generally and from the shares registered on this registration statement. Consider refining your definitions or providing a tabular presentation of the material characteristics of each of the Digital Shares and the shares being registered here to highlight the material differences.
4.       Referencing the new disclosure on page 27    In the future, the option
to select BlackStar
         Digital Equity will be made available to shareholders of DWAC eligible registered common stock or free trading shares, after the BDTP TM platform is
operational,    please
         clarify how the option will be communicated and the mechanics of the selection and exchange, including a step-by-step description of any steps holders must take to transfer the shares for trading on the future BlackStar Digital Trading Platform and the role of the transfer agent and others in that process.
5. We note your disclosure on page 30 that "BlackStar is currently building the referenced digital equity trading platform in order to trade BlackStar shares as registered Digital
         Shares, only after the securities have been registered with the Securities and Exchange
         Commission." We also note that the common shares are registered under
Section 12(g) of
         the Securities Exchange Act of 1934. Please revise to clearly state whether the digital shares are fungible with the common shares, and address whether there will be differences in how the common shares trade as compared to the digital shares. If you intend for there to be a single class of securities, please provide us with your legal analysis as to why the issuance of digital shares and BlackStar digital equity will not represent the issuance of a security different from the common stock. In your response, please provide a detailed explanation of why a single class of securities may be held in different forms with different rights and privileges under applicable state law.
 John Noble Harris
FirstName  LastNameJohn
Blackstar Enterprise Group,Noble
                            Inc. Harris
Comapany28,
December   NameBlackstar
               2021        Enterprise Group, Inc.
December
Page 3     28, 2021 Page 3
FirstName LastName
Item 11. Description of the Business
Current Business
BlackStar Digital Trading Platform TM, page 30

6. Referencing your response to prior comment 6, please further describe the security measures that will be in place to protect the theft or loss of digital equity, including custodial responsibilities and any division thereof.
7. Please further clarify the statement that the indication of interest feature for future offerings, which you refer to as the 'Internet Digital Offering TM' or 'IDO TM' would include a "method of facilitating a public offering for a company on an immutable blockchain comprising drafting a preliminary prospectus by the company interested in raising capital."
8. Please revise to provide clear disclosure about the platform under this heading. In addition, and in this vein, please revise your disclosure to explain the following assertions:

                   The Company intends to integrate BDTP TM with the existing FINRA and SEC regulated brokerage ecosystem in order to trade BlackStar digital shares;
                   The intent of BDTP TM is to complement, compete with, and create arbitrage price opportunity with the market makers in the brokerage ecosystem;
                   The Company   s BDTP TM cash trading market concept will be
similar to the spot
              market in commodities trading wherein the last trade would represent a cash buyer and a willing seller delivering registered shares;
                   BlackStar believes that a spot market could promote shareholder confidence, produce liquidity from price movement or arbitrage, and offer low cost of entry and easy access to Bid and Offer prices for both shareholders and
speculators;    and
                   An additional benefit to the spot market is that it is designed to be decentralized, shielding it from malicious short selling that is present in other parallel markets.
Regulatory Challenges, page 33

9. Noting your response to prior comment 8 and references to the CFTC, please clarify why you reference the CFTC and whether CFTC regulations will apply to operation of the
         BlackStar digital trading platform. If not applicable, please remove such references.
10. We note that the disclosure includes statements about regulatory authorities and required approvals or access to information. Please explain in greater detail the partnerships or access to which you refer, or remove these references. In addition, please clarify what the terms "Certificate Holder" and "Certificate Authorities" mean. For example purposes only, we note the following statements:
                The BDTP TM is a private blockchain with privately appointed Certificate Holders
             that can access the blockchain (e.g. regulatory agencies);    and
                We intend to trade only registered shares of BEGI on our blockchain platform, and to enable the SEC, FINRA and BlackStar to be the Certificate Authorities on the
 John Noble Harris
Blackstar Enterprise Group, Inc.
December 28, 2021
Page 4
              blockchain trading platform once implemented.

      Please contact Jessica Livingston, Attorney-Advisor, at 202-551-3448 or Sandra Hunter
Berkheimer, Legal Branch Chief, at 202-551-3758 with any questions.



FirstName LastNameJohn Noble Harris                            Sincerely,
Comapany NameBlackstar Enterprise Group, Inc.
                                                               Division of
Corporation Finance
December 28, 2021 Page 4                                       Office of
Finance
FirstName LastName